

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

September 13, 2007

Mr. Paul E. Ross
Senior Vice President of Finance and Chief Financial Officer
Meade Instruments Corp.
6001 Oak Canyon
Irvine, California 92618

      RE: **Meade Instruments Corp**
                Form 10-K for the fiscal year ended February 28, 2007
                Filed June 1, 2007
                File No. 0-22183

Dear Mr. Ross:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                         Sincerely,

                         Angela J. Crane
                         Accounting Branch Chief